UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

July 12, 2023

(Date of Report (Date of earliest event reported))

FUNDRISE GROWTH EREIT III, LLC

(Exact name of registrant as specified in its charter)

Delaware	83-2162909
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.       Other Events

Asset Update

SW4 JV LP

On June 28, 2019, we directly acquired ownership of a “majority-owned subsidiary”, SW4 JV LP (the “SW4 Controlled Subsidiary”), for an initial purchase price of $40,877,070, which was the initial stated value of our equity interest in the SW4 Controlled Subsidiary (the “SW4 Investment”). The SW4 Controlled Subsidiary used the proceeds to close on the acquisition of four stabilized garden-style multifamily properties totaling 1,616 units located in the Dallas-Fort Worth MSA (the “SW4 Portfolio”).  Details of the acquisition can be found here.

The SW4 Portfolio was acquired for an aggregate purchase price of approximately $191,000,000.

To finance the acquisition of the SW4 Portfolio, four senior loans, $135,543,000 in aggregate, with ten (10) year initial terms at 3.78% interest rates with six years interest-only were provided by SunTrust - Freddie Mac (“the SW4 Portfolio Senior Loans”). The remaining equity contributions to the RSE SW4 Controlled Subsidiary are being contributed 51% by the Company and 49% by ALA and its affiliates.

As of the closing date, the SW4 Portfolio Senior Loans had an average LTC ratio of approximately 62.8%. The LTC ratio, or the loan-to-cost ratio, is the approximate amount of the total debt on the asset, divided by the anticipated cost to complete the project.

The initial business plan for SW4 Portfolio called for unit renovations and enhancements to amenity spaces. All projects have been completed.

On July 12, 2023, Grandbridge Real Estate Capital LLC / Freddie Mac provided four supplemental loans totaling $32,190,000 in aggregate, with a 7.23% fixed interest rate and approximately 24 months interest-only (the “SW4 Portfolio Supplemental Loans”), bringing, the combined loan balance to $167,733,000 and the combined loan-to-value ratio to approximately 65.2%. The aggregate appraised property values for the SW4 Portfolio Supplemental Loans imply a more than 30% increase in the aggregate value of the SW4 Portfolio relative to the purchase price.

In connection with the closing of the SW4 Portfolio Supplemental Loans, we received a cash distribution from the SW4 Controlled Subsidiary of approximately $15,982,000.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated December 21, 2018, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov.  Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE GROWTH EREIT III, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

July 24, 2023